UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)*

MAGELLAN HEALTH SERVICES, INC.

(Name of Issuer)

Ordinary Common Stock, $0.01 Par Value

(Title of Class of Securities)

559079207

(CUSIP Number)

David K. Robbins, Esq.

Bingham McCutchen LLP

355 South Grand Avenue, 44th Floor

Los Angeles, CA 90071

(213) 680-6400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 20, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 559079207

1	NAME OF REPORTING PERSONS Shamrock Activist Value Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) Not Applicable	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 1,293,871 Ordinary Common Shares*
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 1,293,871 Ordinary Common Shares*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,293,871 Ordinary Common Shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.2%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	See Item 5 hereof

SCHEDULE 13D

CUSIP No. 559079207

1	NAME OF REPORTING PERSONS Shamrock Activist Value Fund II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) Not Applicable	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Virginia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 904 Ordinary Common Shares*
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 904 Ordinary Common Shares*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 904 Ordinary Common Shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.002%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	See Item 5 hereof

SCHEDULE 13D

CUSIP No. 559079207

1	NAME OF REPORTING PERSONS Shamrock Activist Value Fund III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) Not Applicable	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 911 Ordinary Common Shares*
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 911 Ordinary Common Shares*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 911 Ordinary Common Shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.002%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	See Item 5 hereof

SCHEDULE 13D

CUSIP No. 559079207

1	NAME OF REPORTING PERSONS Stanley P. Gold
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) Not Applicable	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0*
8 SHARED VOTING POWER 0*
9 SOLE DISPOSITIVE POWER 0*
10 SHARED DISPOSITIVE POWER 0*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	See Item 5 hereof

SCHEDULE 13D

CUSIP No. 559079207

1	NAME OF REPORTING PERSONS Dennis A. Johnson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) Not Applicable	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0*
8 SHARED VOTING POWER 0*
9 SOLE DISPOSITIVE POWER 0*
10 SHARED DISPOSITIVE POWER 0*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	See Item 5 hereof

SCHEDULE 13D

CUSIP No. 559079207

1	NAME OF REPORTING PERSONS Shamrock Activist Value Fund GP, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) Not Applicable	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 1,295,686 Ordinary Common Shares*
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 1,295,686 Ordinary Common Shares*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,295,686 Ordinary Common Shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.2%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	See Item 5 hereof

SCHEDULE 13D

CUSIP No. 559079207

1	NAME OF REPORTING PERSONS Shamrock Partners Activist Value Fund, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) Not Applicable	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 1,295,686 Ordinary Common Shares*
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 1,295,686 Ordinary Common Shares*
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,295,686 Ordinary Common Shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.2%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	See Item 5 hereof

ITEM 1.	Security and Issuer.

The securities to which this statement relates are shares of Ordinary Common Stock, $0.01 par value per share (“Ordinary Common Shares”), of Magellan Health Services, Inc., a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 55 Nod Road, Avon, Connecticut 06001.

ITEM 2.	Identity and Background.

(a)-(c), (f). The Reporting Persons are: (i) Shamrock Activist Value Fund, L.P., a Delaware limited partnership (“SAVF”), (ii) Shamrock Activist Value Fund II, L.P., a Virginia limited partnership (“SAVF II”), (iii) Shamrock Activist Value Fund III, L.P., a Delaware limited partnership (“SAVF III”), (iv) Stanley P. Gold, an individual (“Mr. Gold”), (v) Dennis A. Johnson, an individual (“Mr. Johnson”), (vi) Shamrock Activist Value Fund GP, L.L.C., a Delaware limited liability company and the general partner of SAVF, SAVF II and SAVF III (the “General Partner”) and (vii) Shamrock Partners Activist Value Fund, L.L.C., a Delaware limited liability company and the managing member of the General Partner (“Shamrock Partners”, and together with SAVF, SAVF II, SAVF III, Mr. Gold, Mr. Johnson and the General Partner, the “Reporting Persons”). The principal business of SAVF, SAVF II and SAVF III (SAVF, SAVF II and SAVF III are referred to collectively herein as the “Shamrock Activist Value Fund”) is investing in the securities of publicly traded small and micro-cap companies in the United States. The principal business of the General Partner is acting as general partner of the Shamrock Activist Value Fund, and the principal business of Shamrock Partners is acting as the managing member of the General Partner.

The managing members of Shamrock Partners are Shamrock Holdings of California, Inc., a California corporation (“SHOC”), and Mr. Gold, who also is the President of SHOC. All of the capital stock of SHOC is owned by Shamrock Holdings, Inc., a Delaware corporation (“SHI”). SHOC and SHI, together with their subsidiary entities, are holding companies engaged in the making, holding and disposing of investments in various industries, principally in the United States and Israel.

The Roy E. Disney Trust and the Patricia A. Disney Trust each own approximately 2.26% of the common stock of SHI. Roy Patrick Disney, Susan Disney Lord, Abigail Edna Disney and Timothy J. Disney own an aggregate of approximately 45.4% of the common stock of SHI. In addition, Stanley P. Gold is the sole trustee of four trusts established for the benefit of Roy Patrick Disney, Susan Disney Lord, Abigail Edna Disney and Timothy J. Disney, which hold an aggregate of approximately 50% of SHI common stock. Mr. Gold is also the trustee of the Patricia Disney Trust.

The principal executive offices of the Shamrock Activist Value Fund, the General Partner, Shamrock Partners, SHOC and SHI are located at 4444 W. Lakeside Drive, Burbank, California 91505.

The business address of each of the persons listed below is 4444 W. Lakeside Drive, Burbank, California 91505. The names and principal occupations or employments of the directors, executive officers and controlling persons of the Shamrock Activist Value Fund, the General Partner, Shamrock Partners, SHOC and SHI are as follows:

Name	Principal Occupation Or Employment

Roy E. Disney	Chairman of the Board of Directors of SHI and SHOC. Chairman of the Board of Directors of Shamrock Capital Advisors, Inc., a Delaware corporation (“SCA”) (a subsidiary of SHOC that provides management and consulting services, principally to SHOC and investment partnerships organized by SHOC, including businesses in which such partnerships invest). The principal executive office of SCA is 4444 W. Lakeside Drive, Burbank, CA 91505.

Abigail E. Disney	Vice Chairman of the Board of Directors of SHI and Executive Vice President of SHOC; investor.

Roy Patrick Disney	Director of SHI; investor.

Susan Disney Lord	Director of SHI; investor.

Timothy J. Disney	Director of SHI; investor.

Stanley P. Gold	Director and President of SHI and SHOC. Director, President and Managing Director of SCA. Managing Member and President of Shamrock Partners.

Dennis A. Johnson	Managing Director of SCA; Vice President of Shamrock Partners; Portfolio Manager of the Shamrock Activist Value Fund.

Eugene I. Krieger	Vice Chairman of the Board of Directors and Chief Operating Officer of SHI. Vice Chairman of the Board of Directors of SCA. Vice President of SHOC and Shamrock Partners.

Robert G. Moskowitz	Executive Vice President of SHI and SHOC; Managing Director of SCA.

Gregory S. Martin	Chief Financial Officer and Treasurer of SHOC, SHI, SCA and Shamrock Partners.

All of the persons listed above are citizens and residents of the United States.

(d)-(e) During the last five years, none of the Reporting Persons or, to the Reporting Persons’ best knowledge, any of their directors, executive officers or controlling persons, as the case may be, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	Source and Amount of Funds or Other Consideration.

The total amount of funds used by SAVF to purchase the 1,293,871 Ordinary Common Shares reported herein was $53,847,517, calculated on an average cost basis (excluding brokerage commissions). All of such funds were derived from capital contributions to SAVF.

The total amount of funds used by SAVF II to purchase the 904 Ordinary Common Shares reported herein was $35,663, calculated on an average cost basis (excluding brokerage commissions). All of such funds were derived from capital contributions to SAVF II.

The total amount of funds used by SAVF III to purchase the 911 Ordinary Common Shares reported herein was $36,183, calculated on an average cost basis (excluding brokerage commissions). All of such funds were derived from capital contributions to SAVF III.

ITEM 4.	Purpose of Transaction.

On November 20, 2008, Mr. Johnson, on behalf of the Reporting Persons, sent the following letter to Mr. Steven J. Shulman, Chairman of the Board of Directors of the Company:

Dear Mr. Shulman:

The Shamrock Activist Value Fund is one of the largest shareholders in Magellan Health Services, Inc. (“Magellan” or the “Company”), owning 1,368,589 shares of common stock or approximately 3.4% of the outstanding shares. We have been a shareholder of Magellan since January 20, 2006.

We urge the Board to immediately take action to maximize the value of the Company for all stockholders, by being more assertive in repurchasing stock under the Board’s authorized share repurchase program. This action should take priority over any other use of shareholder capital unless the Board can both publicly disclose and communicate clearly why an alternative use of capital is in the best long-term interest of the Company’s owners.

A more robust and timely share repurchase program will not diminish Magellan’s financial flexibility. Our analysis suggests that the Company can immediately repurchase $300 million in common stock, $100 million more than the Board’s current authorization. We project the Company will end calendar year 2008 with $450-$500 million of unrestricted cash on the balance sheet, absent an accelerated share repurchase program. We also project that for each of the next five years Magellan will produce a minimum of $140 million in free cash flow.

The Company’s repurchase of $300 million of its stock at current market prices will immediately improve the Company’s earnings per share by 21.8 percent. This earnings accretion represents a more efficient use of shareholder capital when compared to earning an assumed 2 percent on the Company’s cash or cash equivalents held in a money market investment vehicle (or similar liquid secure investment).

Based on our research and analysis, we believe Magellan’s common stock is currently trading well below its intrinsic value. With the stock down 30 percent from its high of $49.44 and currently trading at a price similar to the levels seen in early 2006, we believe the interest of Magellan shareholders will be best served if a substantial portion of the Company’s excess capital was returned directly to Magellan shareholders in the form of a large and promptly executed share repurchase program or dutch auction self tender offer.

We welcome the opportunity to meet with the Board to discuss and present our analysis in detail. Finally, we look forward to continuing our constructive relationship with both the Board and management.

Regards, /s/ Dennis A. Johnson Dennis A. Johnson, CFA Managing Director

The Shamrock Activist Value Fund acquired the 1,295,686 shares owned by it based on the Reporting Persons’ belief that the Ordinary Common Shares represent an attractive investment opportunity.

The Reporting Persons (a) may determine from time to time to acquire additional securities of the Company in the open market, in private transactions or otherwise, and (b) may determine from time to time to sell some or all of the securities they now hold or hereafter acquire, in each case based on factors that such Reporting Persons may deem relevant, which may include, without limitation, (i) market and general economic conditions, (ii) the business affairs and financial conditions of the Company, (iii) the availability of securities at favorable prices, (iv) alternative investment opportunities available to the Reporting Persons, (v) new or increases or decreases in capital commitments from partners in the Shamrock Activist Value Fund, (vi) the capital requirements of the Shamrock Activist Value Fund, (vii) to honor redemption requests from partners in SAVF, SAVF II or SAVF III, or (viii) other factors from time to time deemed to be relevant by such Reporting Persons.

Except as stated in response to this Item 4, the Reporting Persons have no current plans or proposals with respect to the Company or its securities of the types enumerated in paragraphs (a) through (j) of Item 4 to the form Schedule 13D promulgated under the Act.

ITEM 5.	Interests in Securities of the Issuer.

(a), (b) SAVF, SAVF II and SAVF III are controlled by the General Partner. As a result, each of SAVF, SAVF II and SAVF III may be deemed members of a group and may be deemed to beneficially own for purposes of Section 13(d) the shares beneficially owned for such purposes by the others. Each of SAVF, SAVF II and SAVF III disclaims beneficial ownership of any Ordinary Common Shares owned by the others.

SAVF is the owner of 1,293,871 Ordinary Common Shares, which represents approximately 3.2% of the issued and outstanding Ordinary Common Shares. SAVF II is the owner of 904 Ordinary Common Shares, which represents approximately 0.002% of the issued and outstanding Ordinary Common Shares. SAVF III is the owner of 911 Ordinary Common Shares, which represents approximately 0.002% of the issued and outstanding Ordinary Common Shares. Accordingly, the Shamrock Activist Value Fund collectively owns 1,295,686 Ordinary Common Shares, which represents approximately 3.2% of the issued and outstanding Ordinary Common Shares.

Mr. Gold is a Managing Member of Shamrock Partners, which is the managing member of the General Partner, which in turn is the general partner of each of SAVF, SAVF II and SAVF III. As a result, Mr. Gold may be deemed to beneficially own for purposes of Section 13(d) the Ordinary Common Shares that may be deemed to be beneficially owned by such entities. Mr. Gold disclaims beneficial ownership of any Ordinary Common Shares that may be deemed to be beneficially owned by any of Shamrock Partners, the General Partner or the Shamrock Activist Value Fund.

Mr. Johnson is a Managing Director of SCA, a Vice President of Shamrock Partners, and the Portfolio Manager of the Shamrock Activist Value Fund, and as such has primary responsibility for portfolio investment decisions relating to the Shamrock Activist Value Fund. As a result, Mr. Johnson may be deemed to beneficially own for purposes of Section 13(d) the Ordinary Common Shares that may be deemed to be beneficially owned by such entities. Mr. Johnson disclaims beneficial ownership of any Ordinary Common Shares that may be deemed to be beneficially owned by any of Shamrock Partners, the General Partner or the Shamrock Activist Value Fund.

As the general partner of the Shamrock Activist Value Fund, the General Partner may be deemed to beneficially own the 1,295,686 Ordinary Common Shares owned by Shamrock Activist Value Fund, constituting approximately 3.2% of the issued and outstanding Ordinary Common Shares. As the managing member of the General Partner, Shamrock Partners may be deemed to beneficially own the 1,295,686 Ordinary Common Shares owned by the Shamrock Activist Value Fund, constituting approximately 3.2% of the issued and outstanding Ordinary Common Shares. Shamrock Partners has sole voting and dispositive power with respect to the 1,295,686 Ordinary Common Shares owned by the Shamrock Activist Value Fund by virtue of its authority to vote and dispose of such Ordinary Common Shares. Finally, each of the controlling persons of Shamrock Partners may be deemed to beneficially own the 1,295,686 Ordinary Common Shares owned by the Shamrock Activist Value Fund, pursuant to Rule 13d-3 under the Act. Those controlling persons are identified in response to Item 2.

The percentages of ownership figures set forth above and in this response to Items 5(a) and 5(b) assumes that 40,453,168 Ordinary Common Shares were outstanding as of November 28, 2008, as reported by the Company in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 31, 2008.

(c) During the last 60 days, SAVF III effected transactions with respect to the Ordinary Common Shares on such dates, in such amounts and at such per share prices (excluding brokerage fees) as indicated on the Schedule of Transactions attached hereto as Exhibit 1 and incorporated herein by reference. All such transactions were effected in the open market on the NASDAQ Stock Market.

Except as referenced above, none of the Reporting Persons beneficially owns any Ordinary Common Shares or has effected any transactions in Ordinary Common Shares during the preceding 60 days.

(d) Not applicable.

(e) Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons have no knowledge of any contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in response to Item 2 or between such persons and any person with respect to any securities of the Company.

ITEM 7.	Material to be Filed as Exhibits.

Document

Exhibit 1	—	Schedule of Transactions

Exhibit 2	—	Joint Filing Agreement, dated November 28, 2008, among Shamrock Activist Value Fund, L.P., Shamrock Activist Value Fund II, L.P., Shamrock Activist Value Fund III, L.P., Stanley P. Gold, Dennis A. Johnson, Shamrock Activist Value Fund GP, L.L.C. and Shamrock Partners Activist Value Fund, L.L.C.

Exhibit 3	—	Power of Attorney, dated November 28, 2008, appointing Dennis A. Johnson as attorney-in-fact for Stanley P. Gold

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: November 28, 2008

SHAMROCK ACTIVIST VALUE FUND, L.P.

By:	Shamrock Activist Value Fund GP, L.L.C., its general partner

By:	Shamrock Partners Activist Value Fund, L.L.C., its managing member

By:	/s/ Dennis A. Johnson
	Name:	Dennis A. Johnson
	Title:	Vice President

SHAMROCK ACTIVIST VALUE FUND II, L.P.

By:	Shamrock Activist Value Fund GP, L.L.C., its general partner

By:	Shamrock Partners Activist Value Fund, L.L.C., its managing member

By:	/s/ Dennis A. Johnson
	Name:	Dennis A. Johnson
	Title:	Vice President

SHAMROCK ACTIVIST VALUE FUND III, L.P.

By:	Shamrock Activist Value Fund GP, L.L.C., its general partner

By:	Shamrock Partners Activist Value Fund, L.L.C., its managing member

By:	/s/ Dennis A. Johnson
	Name:	Dennis A. Johnson
	Title:	Vice President

/s/ Stanley P. Gold
Stanley P. Gold

/s/ Dennis A. Johnson
Dennis A. Johnson

SHAMROCK ACTIVIST VALUE FUND GP, L.L.C.

By:	Shamrock Partners Activist Value Fund, L.L.C., its managing member

By:	/s/ Dennis A. Johnson
	Name:	Dennis A. Johnson
	Title:	Vice President

SHAMROCK PARTNERS ACTIVIST VALUE FUND, L.L.C.

By:	/s/ Dennis A. Johnson
	Name:	Dennis A. Johnson
	Title:	Vice President

Exhibit Index

Document

Exhibit 1	—	Schedule of Transactions

Exhibit 2	—	Joint Filing Agreement, dated November 28, 2008, among Shamrock Activist Value Fund, L.P., Shamrock Activist Value Fund II, L.P., Shamrock Activist Value Fund III, L.P., Stanley P. Gold, Dennis A. Johnson, Shamrock Activist Value Fund GP, L.L.C. and Shamrock Partners Activist Value Fund, L.L.C.

Exhibit 3	—	Power of Attorney, dated November 28, 2008, appointing Dennis A. Johnson as attorney-in-fact for Stanley P. Gold